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SECURITIES AND EXCHANGE COMMISSION
04002337
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52982

RECEIVED FEB 26 2004 WASH, D.C. 187 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Atrium Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd.
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen D. Goodman — 312-264-4333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Allen D. Goodman, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Atrium Securities, Inc., as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
24th day of February 2004

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

[signature]
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Atrium Securities, Inc.

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

AM&G CHECKERS SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Atrium Securities, Inc.
Table of Contents
December 31, 2003

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Stockholder of
Atrium Securities, Inc.

We have audited the statement of financial condition of Atrium Securities, Inc. as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atrium Securities, Inc. as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 10, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Atrium Securities, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 14,298
Total assets	$ 14,298

Liabilities and Stockholder's Equity

Liabilities	
Payable to affiliate	$ 2,502
Stockholder's equity	11,796
Total liabilities and stockholder's equity	$ 14,298

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Atrium Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the NASD. The Company earns commissions primarily by offering managed products from commodity trading advisors to customers in the United States.

Income Taxes—No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code and, accordingly, income is taxable to the stockholder.

Income Recognition—Commissions earned from selling managed products and related commission expense are recorded on trade date.

Use of Estimates—In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Related-Party Transactions

The Company has an expense sharing agreement with an entity affiliated through common ownership that provides for payment of certain expenses.

The Company accrues and pays all other expenses including, but not limited to, commission payments due to registered representatives, and licensing, registration and banking fees.

Note 3 Concentrations

Two customers accounted for all of the Company's revenue for the year ended December 31, 2003.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equal to $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of $11,796 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.